SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kblauch@sidley.com (212) 839 5548	FOUNDED 1866

August 1, 2012

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Inc.
Pre-Effective Amendment No. 4 to Registration Statement on Form S-3 (Registration No. 333-180779)

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of July 26, 2012.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

The Registrant is filing its Pre-Effective Amendment No. 4 to the registration statement simultaneously with the submission of this letter.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 4, both of which have been marked to show changes against the Pre-Effective Amendment No. 3 filed on July 17, 2012.  References below to page numbers in Pre-Effective Amendment No. 4 are to the marked version.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine S. Bancroft

Prospectus Supplement

Exchangeable Examples, page S-109

1.
We note your response to comment 3 to our letter dated July 9, 2012 and reissue. You state that since all certificates are registered on the closing date that no registration is required of future exchanges of Depositable Certificates and Exchangeable Certificates. Please provide your analysis, including a reference to any applicable exemption under the Securities Act of 1933, as to whether or not the future exchanges between the paying agent and certificate holders will require registration.

Future exchanges of Depositable Certificates for Exchangeable Certificates, or vice versa, between a certificateholder and the issuer (through the paying agent) will not require registration at the time of any such exchange because of the exemption provided by Section 3(a)(9) of the Securities Act of 1933 for exchanges of securities by an issuer with existing security holders where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchanges.

Any administrative fee payable to the paying agent would not affect reliance on the Section 3(a)(9) exemption because the fee is not payable to the issuer for soliciting the exchange but is merely a payment to a third party to cover its administrative expenses.

Exhibits

Exhibit 5.1

2.
We note your response to comment 5 and reissue. With regard to your opinion on whether the registrant is validly existing and in good standing, we continue to believe that basing your opinion “solely” on the Delaware Certificates is an inappropriate limitation in the legal opinion. Please revise.

The Staff’s requested change has been made in the opinion.   Please see revised Exhibit 5.1.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Rolaine S. Bancroft

Sincerely,

Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

enclosures